Telesp Celular Participações S.A. and Subsidiaries

Interim Financial Statements for the Nine-Month Period Ended September 30, 2004 and Independent Auditors' Review Report

Deloitte Touche Tohmatsu Auditores Independentes

INDEPENDENT AUDITORS' REVIEW REPORT

To the Shareholders and Management of

Telesp Celular Participações S.A.

São Paulo - SP

1.         We have conducted a special review of the interim financial statements of Telesp Celular Participações S.A. and subsidiaries for the nine-month period ended September 30, 2004, prepared under the responsibility of the Company's management, in conformity with accounting practices adopted in Brazil, which includes the balance sheets, individual and consolidated, the related statements of loss and the performance reports.

2.         We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas as to the criteria adopted in preparing the interim financial statements, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Company and its subsidiaries.

3.         Based on our special review, we are not aware of any material modifications that should be made to the interim financial statements referred to in paragraph 1 for them to be in conformity with accounting practices adopted in Brazil and standards issued by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of mandatory interim financial statements.

4.         We had previously reviewed the Company's individual and consolidated balance sheets as of June 30, 2004 and the individual and consolidated statements of loss for the nine-month period ended September 30, 2003, presented for comparative purposes, and our review reports thereon, dated July 22, 2004 and October 24, 2003, respectively, were unqualified.

5.         The accompanying interim financial statements are an adaptation and a translation of the interim financial statements originally issued in Portuguese and have been prepared into English for the convenience of readers outside Brazil.

São Paulo, October 27, 2004

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS

AS OF SEPTEMBER 30 AND JUNE  30, 2004

(In thousands of Brazilian reais)

A   S   S   E   T   S

	Company		Consolidated
	09/30/2004 (unaudited)	06/30/2004 (unaudited)	09/30/2004 (unaudited)	06/30/2004 (unaudited)

CURRENT ASSETS:
Cash and cash equivalents.........................	76,482	1,661	1,508,846	1,099,469
Trade accounts receivable, net...................	-	-	1,335,327	1,343,085
Inventories	-	-	316,757	373,451
Recoverable taxes.......................................	52,852	56,306	531,456	391,891
Deferred income tax...................................	-	-	338,633	488,577
Derivatives.................................................	466,149	569,198	468,839	577,353
Prepaid expenses.......................................	851	1,232	144,946	159,845
Other current assets...................................	46,085	46,207	99,740	184,928
	------------	------------	------------	------------
Total current assets.................	642,419	674,604	4,744,544	4,618,599
	------------	------------	------------	------------
NONCURRENT ASSETS:
Recoverable taxes.......................................	191,956	184,624	174,872	274,991
Deferred income tax...................................	419	419	1,032,746	968,980
Derivatives.................................................	-	11,504	442,521	517,626
Prepaid expenses.......................................	1,436	1,563	34,988	35,298
Other noncurrent assets.............................	1,946	1,946	73,243	46,896
	------------	------------	------------	------------
Total noncurrent assets...........	195,757	200,056	1,758,370	1,843,791
	------------	------------	------------	------------
PERMANENT ASSETS:
Investments...............................................	7,267,066	7,248,799	1,645,158	1,695,536
Property, plant and equipment, net..........	640	731	5,379,797	5,204,561
Deferred assets, net...................................	-	-	234,967	245,346
	------------	------------	------------	------------
Total permanent assets ...........	7,267,706	7,249,530	7,259,922	7,145,443
	------------	------------	------------	------------
Total assets..............................	8,105,882	8,124,190	13,762,836	13,607,833
	=======	=======	=======	=======

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

BALANCE SHEETS

 AS OF SEPTEMBER 30 AND JUNE 30,  2004

(In thousand of Brazilian reais)

LIABILITIES, SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION

	Company		Consolidated
	09/30/2004 (unaudited)	06/30/2004 (unaudited)	09/30/2004 (unaudited)	06/30/2004 (unaudited)
CURRENT LIABILITIES:
Payroll and related accruals......................	964	574	78,063	60,032
Trade accounts payable............................	1,178	1,808	1,172,435	1,347,092
Taxes payable...........................................	381	7,360	274,617	261,831
Loans and financing..................................	3,403,910	3,404,129	4,520,170	4,286,358
Dividends and interest on shareholders' equity.	4,552	4,551	104,689	104,562
Reserve for contingencies.........................	57,825	56,192	121,879	114,540
Derivatives...............................................	234,950	46,762	271,215	314,192
Other liabilities.........................................	22,654	24,573	124,461	94,093
	------------	------------	------------	------------
Total current liabilities.............	3,726,414	3,545,949	6,667,529	6,582,700
	------------	------------	------------	------------
NONCURRENT LIABILITIES:
Loans and financing..................................	1,176,699	1,266,751	2,116,277	2,068,963
Reserve for contingencies.........................	-	-	204,779	196,130
Taxes payable...........................................	-	-	187,089	191,346
Payables to affiliates................................	16,904	16,833	-	-
Derivatives...............................................	48,057	3,919	78,453	6,780
Other liabilities.........................................	-	-	548	548
Provision for pension plan.......................	-	-	3,224	3,212
	------------	------------	------------	------------
Total noncurrent liabilities.......	1,241,660	1,287,503	2,590,370	2,466,979
	------------	------------	------------	------------

MINORITY INTEREST...............................	-	-	1,367,003	1,267,290

SHAREHOLDERS' EQUITY:
Capital stock............................................	4,373,661	4,373,661	4,373,661	4,373,661
Capital reserve..........................................	1,089,879	1,089,879	1,089,879	1,089,879
Accumulated deficit..................................	(2,325,885)	(2,172,955)	(2,325,885)	(2,172,955)
	------------	------------	------------	------------
Total shareholders' equity.......	3,137,655	3,290,585	3,137,655	3,290,585
	------------	------------	------------	------------
Funds for capitalization..................................	153	153	279	279
	------------	------------	------------	------------
SHAREHOLDERS' EQUITY AND FUNDS FOR CAPITALIZATION	3,137,808	3,290,738	3,137,934	3,290,864
	------------	------------	------------	------------
Total liabilities, shareholders' equity and funds for capitalization......................	8,105,882	8,124,190	13,762,836	13,607,833
	=======	=======	=======	=======

The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF LOSS FOR THE  NINE-MONTH PERIODS ENDED

SEPTEMBER  30,  2004 AND 2003

(In thousands of Brazilian reais - except per share amounts)

	Company		Consolidated
	09/30/2004 (unaudited)	09/30/2003 (unaudited)	09/30/2004 (unaudited)	09/30/2003 (unaudited)

GROSS OPERATING REVENUE

Telecommunications services	-	-	5,773,520	4,425,308
Products sales	-	-	1,346,040	992,976
	--------------	--------------	--------------	--------------
Deductions	-	-	(1,731,754)	(1,249,248)
	--------------	--------------	--------------	--------------
NET OPERATING REVENUE	-	-	5,387,806	4,169,036
	--------------	--------------	--------------	--------------
Cost of services provided	-	-	(1,178,297)	(1,338,220)
Cost of goods sold	-	-	(1,181,603)	(760,816)
	--------------	--------------	--------------	--------------
GROSS PROFIT....................................................	-	-	3,027,906	2,070,000

OPERATING EXPENSES:
Selling expenses...............................................	-	-	(1,309,784)	(860,016)
General and administrative expenses...............	(6,024)	(15,424)	(522,101)	(392,871)
Other net operating expenses .........................	(144,554)	(56,587)	(268,343)	(158,834)
Other net operating income.............................	728	5,378	130,110	110,238
Equity in earnings...........................................	400,434	43,706	-	-
	--------------	--------------	--------------	--------------
INCOME(LOSS) FROM OPERATIONS BEFORE FINANCIAL EXPENSES,NET...........	250,584	(22,927)	1,057,788	768,517

Financial expenses.................................................	(972,269)	(1,342,997)	(1,456,985)	(2,978,087)
Financial income....................................................	462,689	903,191	705,632	2,135,070
	--------------	--------------	--------------	--------------
INCOME (LOSS) FROM OPERATIONS...........	(258,996)	(462,733)	306,435	(74,500)

Nonoperating income (expenses), net.............	3,490	(44)	1,411	(4,908)
	--------------	--------------	--------------	--------------

INCOME (LOSS) BEFORE TAXES...................	(255,506)	(462,777)	307,846	(79,408)

Income and social contribution taxes...............	-	-	(293,968)	(228,426)
Minority interest.............................................	-	-	(269,384)	(154,943)
	--------------	--------------	--------------	--------------
NET LOSS	(255,506)	(462,777)	(255,506)	(462,777)
	=========	=========	=========	=========
Shares outstanding at September 30 (millions)......	1,171,784	1,171,784	1,171,784	1,171,784
	=========	=========	=========	=========
Loss per thousand shares outstanding at the balance sheet date (Brazilian reais)..................	(0,2180)	(1,0096)	(0.)	(0.)
	=========	=========	=========	=========

 The accompanying notes are an integral part
of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS´ EQUITY

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004

(In thousands of Brazilian reais)

			Accumulated
	Capital stock	Capital reserve	Deficit	Total
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

BALANCES AT DECEMBER 31, 2003 .............................................................	4,373,661	1,089,879	(2,070,379)	3,393,161
Net loss ...............................................................................................................	-	-	(255,506)	(255,506)
	------------	------------	--------------	-----------
BALANCES AT SEPTEMBER 30, 2004 ..........................................................	4,373,661	1,089,879	(2,325,885)	3,137,655
	=======	=======	========	=======

 The accompanying notes are an integral part of these consolidated financial statements.

TELESP CELULAR PARTICIPAÇÕES S.A.

NOTES TO THE FINANCIAL STATEMENTS
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2004 AND 2003

(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)

1.         OPERATIONS

Telesp Celular Participações S.A. ("TCP" or the "Company") is a publicly-traded company which, as of September 30, 2004, is owned by Brasilcel N.V. (57.26% of total capital) and Portelcom Participações S.A. (7.86% of total capital), which is a wholly-owned subsidiary of Brasilcel N.V.

Brasilcel N.V. is jointly owned by Telefónica Móviles, S.A. (50% of total capital), PT Móveis, Serviços de Telecomunicações, SGPS, S.A. (49.999% of total capital), and Portugal Telecom, SGPS, S.A. (0.001% of total capital).

"TCP" is the controlling shareholder of Telesp Celular S.A. ("TC"), Global Telecom S.A. ("GT"), and Tele Centro Oeste Celular Participações S.A ("TCO"), which render mobile telephone services in the States of São Paulo, Paraná and Santa Catarina and Federal District respectively, including activities that are necessary in the performance of such services, in accordance with authorizations granted.

The authorizations granted to TC, to GT and to TCO are in effect until August 5, 2008, April 8, 2013 and July 24, 2006, respectively, and are renewable once for a term of 15 years, through payment of charges equivalent to approximately 1% of the operators' annual revenue.

In addition, TCO is the controlling shareholder of the following operators:

	"TCO"		Authorization
Operator	Shareholding %	Operation area	term

Telegoiás Celular S.A.	100	Goiás and Tocantins	10/29/08
Telemat Celular S.A.	100	Mato Grosso	03/30/09
Telems Celular S.A.	100	Mato Grosso do Sul	09/28/09
Teleron Celular S.A.	100	Rondônia	07/21/09
Teleacre Celular S.A.	100	Acre	07/15/09
Norte Brasil Telecom S.A. (NBT)	100	Amazonas, Roraima, Amapá, Pará and Maranhão	11/29/13

TCO also owns TCO IP S.A. ("TCO IP"), which provided telecommunications services, Internet access, development of solutions and other services until 08/16/2004, when Act no. 45,941 of Anatel extinguished its authorization. Such extinction does not discharge TCO IP S.A. from its liabilities with third parties, including those liabilities with Anatel.

The operators implemented the Carrier Selection Code (CSP) on July 6, 2003, through which customers are able to select their long distance and international carriers in accordance with the rules of the Personal Mobile Service (SMP). Subsidiary operators no longer receive long distance and international revenues, and started to receive interconnection revenues for the use of their networks in thesecalls.

The businesses of the subsidiaries, including the services they provide, are regulated by the Federal regulatory authority, the National Telecommunications Agency ("ANATEL"), as authorized by Law No. 9,472, of July 16, 1997, and the respective regulations, decrees, decisions and plans.

2.         PRESENTATION OF FINANCIAL STATEMENTS

In addition to Company balances and transactions, the consolidated financial statements include:

•• As of September 30 and June 30, 2004, balances and transactions of the subsidiaries TC, GT and TCO and its subsidiaries, and of the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas.

•• As of September 30, 2003, balances and transactions of the subsidiaries "TC", "GT" and "TCO" and its subsidiaries and the indirect subsidiaries Telesp Celular International Ltd. and Telesp Celular Overseas. The result of "TCO" and its subsidiaries comprises the period from May to September 2003.

In consolidation, all the above-listed intercompany balances and transactions have been eliminated.

The financial statements as of June 30, 2004 and September 30, 2003 have been reclassified, where applicable, for comparability purposes.

3.         SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The interim financial statements ("ITRs") are expressed in thousands of Brazilian reais ("R$") and have been prepared in accordance with accounting practices adopted in Brazil and standards established by the Brazilian Securities Commission ("CVM"), which do not provide for the recognition of inflation effects beginning January 1, 1996.

The accompanying interim financial statements (ITRs) have been prepared in accordance with principles, practices and criteria consistent with those used to prepare the financial statements presented at last year-end and should be analyzed together with those financial statements.

4.         CASH AND CASH EQUIVALENTS

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Cash and banks	671	1,661	257,466	55,232
Temporary cash investment	75,811	-	1,251,380	1,044,237
Total	76,482	1,661	1,508,846	1,099,469

Temporary cash investments refer principally to fixed-income investments, which are indexed to variations in the CDI (Certificado de Depósitos Interbancários, or Certificate of Interbank Deposits) rate.

5.         TRADE ACCOUNTS RECEIVABLE, NET

	Consolidated
	09.30.04	06.30.04

Unbilled amounts from services rendered	190,925	186,788
Billed amounts	680,582	662,875
Interconnection	373,299	362,783
Products sold	243,506	284,253
Allowance for doubtful accounts	(152,985)	(153,614)
Total	1,335,327	1,343,085

Changes in the allowance for doubtful accounts are as follows:

	Consolidated
	2004	2003

Beginning balance	135,841	120,135
Additions in the first quarter	33,645	6,906
Write-offs for the first quarter	(27,891)	(19,977)

Balance as of March 31	141,595	107,064

Additions in the second quarter	33,106	29,719
Write-offs for second quarter	(21,087)	(25,233)
Initial consolidation of TCO	-	29,597

Balance as of June 30	153,614	141,147

Additions in the third quarter	50,602	35,522
Write-offs for the third quarter	(51,231)	(32,435)

Balance as of September 30	152,985	144,234

6.         INVENTORIES

	Consolidated
	09.30.04	06.30.04

Digital handsets	335,878	392,238
Accessories	21,291	20,334
(-) Allowance for obsolescence	(40,412)	(39,121)
Total	316,757	373,451

7.         DEFERRED AND RECOVERABLE TAXES

7.1 - Recoverable Taxes

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Prepaid income and social contribution taxes	183,783	186,275	277,012	281,554
Withholding Income Tax	50,084	53,594	156,857	156,829
Recoverable ICMS (State VAT)	-	-	203,791	182,762
Recoverable PIS (Programa de Integração Social, or Social Integration Program) and COFINS (Contribuição Para Financiamento de Seguridade Social, or Contribution for the Financing of Social Security) (taxes on revenue) and other	10,941	1,061	56,052	31,688
ICMS on deferred sales	-	-	12,616	14,049
Total recoverable taxes	244,808	240,930	706,328	666,882

Current	52,852	56,306	531,456	391,891
Long term	191,956	184,624	174,872	274,991

Recoverable ICMS taxes represent the amount paid in the acquisition of equipment and inventories and may be offset against ICMS on telecommunications services. The noncurrent portion of these ICMS taxes are taxes paid on the purchase of property items, which by law are only available for offset over a period of 48 months.

7.2 - Deferred Taxes:

The main components of deferred income and social contribution tax assets are as follows:

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Merged tax credit (corporate restructuring)	-	-	1,043,245	1,101,510
Tax credits for:
Provision for obsolescence	-	-	11,805	8,806
Provision for contingencies	-	-	75,705	66,430
Allowance for doubtful accounts	-	-	48,029	47,960
Derivative transactions	-	-	4,585	7,319
Other	-	-	27,862	71,681
Tax loss carryforward and social contribution negative basis	419	419	160,148	153,851
Total deferred taxes	419	419	1,371,379	1,457,557

Current	-	-	338,633	488,577
Long term	419	419	1,032,746	968,980

Deferred taxes have been recorded based on the assumption of their future realization, as follows:

a)      Tax loss carryforward and negative basis - principally of the subsidiary TC, will be used to offset taxable income up to a limit of 30% per year of taxable income for each fiscal year. The subsidiary, based on projections of future results, estimates that its tax loss and negative basis will be fully used in two years.

b)      The merged tax credit - represented by the net balance of goodwill and the reserve for maintenance of integrity of shareholders' equity (Note 29) and is realized in proportion to the amortization of the goodwill in "TC" and in "TCO" and its subsidiaries, which will occur in 10 and 5 years, respectively. Outside consultants' studies used in the corporate restructuring process supported the tax credit recovery in these periods.

c)      Temporary differences - will be realized upon payment of the accruals, effective losses on bad debts and realization of inventories.

Technical feasibility studies, approved by the Board of Directors, indicate full recovery of the deferred taxes recognized as determined by CVM Resolution No. 371. Realization of the referred tax credits as of September 30, 2004 is estimated as follows:

Period	Company	Consolidated

2004	-	74,608
2005	-	401,599
2006	419	211,677
2007	-	210,765
2008 and thereafter	-	472,730
Total	419	1,371,379

CVM Resolution No. 371 states that periodic studies must be carried out to support the maintenance of the amounts recorded. The Company and its subsidiaries GT and TCO IP did not recognize deferred income and social contribution taxes on tax losses and temporary differences, due to the lack of projections of taxable income to be generated in the short term.

8.         PREPAID EXPENSES

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

FISTEL taxes	-	-	121,012	144,769
Financial charges	2,284	2,790	4,005	4,367
Advertising materials to be distributed	-	-	23,748	24,920
Insurance premiums			1,904	2,787
Rentals	-	-	13,683	-
Other	3	5	15,582	18,300
Total	2,287	2,795	179,934	195,143

Current	851	1,232	144,946	159,845
Long term	1,436	1,563	34,988	35,298

9.         OTHER ASSETS

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Subsidies on the sale of goods	-	-	28,182	48,983
Credits with suppliers	-	-	30,675	41,151
Judicial deposits	-	-	54,594	29,656
Advances to employees	84	6	8,005	9,250
Related party credit	45,798	45,998	26,503	66,290
Other assets	2,149	2,149	25,024	36,494
Total	48,031	48,153	172,983	231,824

Current	46,085	46,207	99,740	184,928
Long term	1,946	1,946	73,243	46,896

10.     INVESTMENTS

a) Investments in subsidiaries:

	Common	Preferred
Subsidiary	stock	stock	Total

Telesp Celular S.A.	100%	-	100%
Global Telecom S.A.	100%	100%	100%
Tele Centro Oeste Celular Participações S.A.	90.23%	-	29.30%

The participation in "TCO" is computed excluding treasury shares.

b) Number of shares held

	Thousands of shares
	Common	Preferred
Subsidiary	stock	stock	Total

Telesp Celular S.A.	83,155,768	-	83,155,768
Global Telecom S.A.	3,810	7,621	11,431
Tele Centro Oeste Celular Participações S.A.	111,583,150	-	111,583,150

c) Information on Subsidiaries

			Net income	Net income
			(loss) for	(loss) for
	Shareholders'	Shareholders'	the period	the period
	equity at	equity at	ended	ended
Subsidiary	9/30/04	6/30/04	9/30/04	9/30/03

Telesp Celular S.A.	3,505,521	3,449,675	439,970	374,382
Global Telecom S.A.	1,334,070	1,363,074	(150,823)	(370,213)
Tele Centro Oeste Celular Participações S.A.	2,444,125	2,303,000	377,460	191,095 (a)

(a) Refers to net income from May to September 2003.

d) Components and changes

The Company's investments include interests in the equity of the direct subsidiaries, goodwill, advances for future capital increase, reserve for investment losses and other investments, as shown below:

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Investments in subsidiaries	5,206,335	5,138,191	-	-
Goodwill paid on investment acquisitions, net	1,993,095	2,043,083	2,094,479	2,144,857
Advance for future capital increase	517,148	517,037	-	-
Reserve for investment losses (a)	(449,615)	(449,615)	(449,615)	(449,615)
Other investments	103	103	294	294
Investment balance	7,267,066	7,248,799	1,645,158	1,695,536

(a) Reserves for investment losses were recorded due to GT's accumulated deficit and indebtedness.

Changes in investment balances as of 09.30.04 and 06.30.04 are as follows:

	Company
	09.30.04	06.30.04

Beginning balance	7,248,799	6,979,108

Equity in earnings	68,140	171,695
Interest on shareholders' equity and dividends received	-	(351,770)
Goodwill paid on investment acquisitions	(11)	13
Amortization of goodwill on investment acquisitions	(49,976)	(48,091)
Advance for future capital increase	-	496,207
Investments in subsidiaries	-	10
Gain on changes in ownership percentage	3	1,281
Expired dividends and interest on shareholders' equity (subsidiary)	-	728
Loss in goodwill reserve participation	111	(382)

Ending balance of investments	7,267,066	7,248,799

The goodwill paid on the acquisition of GT, in the amount of R$1,077,020, will be amortized over ten years based on expectations of future profitability, to commence when profitable operations commence, which is expected to occur in 2005.

TC has investments in Telesp Celular International Ltd. and Telesp Celular Overseas, companies located abroad for the purpose of obtaining funding through foreign loans.

On May 31, 2004, the tax benefit related to goodwill paid in the acquisition of TCO was transferred to TCO and its subsidiaries. Accordingly, the total amount of R$511,061 was transferred to advances for future capital increase, since new shares will be issued in favor of TCP when this tax credit is realized by TCO and its subsidiaries. The total remaining goodwill in the total amount of R$992,059 is based on expectation of future profitability and will be amortized over 5 years.

On March 30, 2004, TCP increased its investment in TCO using part of the advance for future capital increase. The participation of minority shareholders in this capital increase resulted in a reimbursement of R$1,132 for TCP.

11.     PROPERTY, PLANT AND EQUIPMENT
		Consolidated
		09.30.04			06.30.04
	Annual		Accumulated	Net book	Net book
	rate - %	Cost	depreciation	value	value

Transmission equipment	4 to 20	4,148,061	2,575,083	1,572,978	1,555,733
Switching equipment	10 to 16.67	1,594,633	765,728	828,905	736,137
Infrastructure	2.86 to 20	1,272,399	512,388	760,011	747,889
Land	-	48,253	-	48,253	48,303
Software use rights	20	1,097,650	615,403	482,247	473,795
Buildings	2.86 to 4	168,021	33,645	134,376	134,197
Terminal equipment	50 to 66.67	320,453	213,041	107,412	81,684
Concession license	6.67	976,477	417,667	558,810	575,170
Other assets	4 to 20	377,598	206,458	171,140	161,306
Construction work in progress	-	715,665	-	715,665	690,347
Total		10,719,210	5,339,413	5,379,797	5,204,561

During the nine-month period ended September 30, 2004, the Company capitalized financial expenses incurred on loans to finance construction in progress in the amount of R$4,693 (R$1,410 in the same period of 2003).

12.     DEFERRED CHARGES

	Consolidated
	Annual
	amortization
	rate - %	09.30.04	06.30.04

Pre-operating expenses:
Amortization of licenses	10	80,496	80,496
Financial expenses	10	201,131	201,131
General and administrative expenses	10	71,624	71,624
		353,251	353,251

Goodwill - Ceterp Celular S.A.	10	84,265	84,265
Exclusivity rights	(a)	13,681	12,435
Other		154	-
		98,100	96,700
Total		451,351	449,951

Accumulated amortization:
Pre-operating		(177,090)	(168,036)
Goodwill - Ceterp Celular S.A.		(32,301)	(30,195)
Exclusivity rights		(6,993)	(6,374)
		(216,384)	(204,605)
Total		234,967	245,346

(a) Amortization calculated in accordance with contractual terms.

13.     SUPPLIERS AND TRADE ACCOUNTS PAYABLE

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Suppliers	1,146	1,686	811,528	982,613
Interconnection	-	-	29,525	111,993
Amounts to be transferred - SMP (a)	-	-	233,028	180,844
Technical assistance (See note 30)	-	-	81,469	50,930
Other	32	122	16,885	20,712
Total	1,178	1,808	1,172,435	1,347,092

(a)       Refers to long-distance services (VC2 and VC3 calls) to be passed on to the operators due to the change to the Personal Mobile Service (SMP) system (Note 1).

14.     TAXES PAYABLE

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

State VAT - ICMS	-	-	332,142	325,324
Income and social contribution taxes	-	-	31,503	51,638
Taxes on revenue (PIS and COFINS)	-	6,067	60,482	49,734
FISTEL	-	-	6,985	9,324
FUST and FUNTTEL	-	-	3,962	3,527
Other taxes, charges and contributions	381	1,293	26,632	13,630
Total	381	7,360	461,706	453,177

Current	381	7,360	274,617	261,831
Long term	-	-	187,089	191,346

Of the long-term portion, R$169.024 refers to the "ICMS - Programa Paraná Mais Emprego", an agreement made with the Paraná State Government for deferral of ICMS payments. This agreement defers the ICMS payment until the 49th month after the original due date, among other benefits.

15.     LOANS AND FINANCING

a) Composition of debt

				Company		Consolidated
Description	Currency	Rates	Maturity date	9/30/04	6/30/04	9/30/04	6/30/04

Financial institutions:
Teleproduzir (b)	R$	0.2% p.a.	9/30/2012	-	-	15,159	14,092
Compror	US$	0.3% p.a. a 4.9% p.a.	11/12/2004 to 12/20/2005	-	-	181,189	173,203
Resolution 2770	US$	0.5% p.a. a 11.55% p.a.	12/20/2004 to 4/18/2007	1,664,321	1,572,920	1,882,830	1,653,192
Resolution 2770		¥1.4% p.a.	9/19/2005	-	-	100,193	-
Resolution 63		¥1.3% p.a. a 1.4% p.a.	2/24/2005 to 8/12/2005	348,379	383,169	348,379	383,169
Floating Rate Notes	US$	6.75% p.a.	12/22/2004	428,790	466,125	428,790	466,125
BNDES	R$	TJLP + 3.5% p.a. to 3.6% p.a. (a)	12/15/2005 to 6/15/2011	-	-	535,884	534,582
BNDES	UMBND	UMBND + 3.5% p.a. a 3.6% p.a.	10/15/2007 to 7/15/2011	-	-	75,739	73,572
Extension of settlement of offshore options	US$	Libor + 1% p.a.	10/15/2004	-	-	186,080	-
Debentures	R$	104.6% of CDI	1/08/2008	500,000	500,000	500,000	500,000
Export Development Canada-EDC	US$	Libor + 3.9% p.a. to 5.0% p.a.	11/22/2005 to 12/14/2006	-	-	100,511	109,263
NEC do Brasil	US$	7.3% p.a.	11/29/2005	-	-	11,618	12,630
Other	R$	Coluna 27FGV	10/31/2008	-	-	1,623	1,793
Commercial Paper	US$	Libor + 5% p.a.	7/29/2005	-	-	343,033	372,900
Floating Rate Notes		€7% p.a. + Euribor	11/29/2004	1,480,016	1,579,003	1,480,016	1,579,003
Commercial Paper	US$	13.25% p.a.	9/27/2007 to 12/30/2007	-	-	257,274	279,675
Investment acquisition - TCO	R$	110% of CDI		53,484	56,821	53,484	56,821
Interest				105,619	112,842	134,645	145,301
Total				4,580,609	4,670,880	6,636,447	6,355,321

Current				3,403,910	3,404,129	4,520,170	4,286,358
Long term				1,176,699	1,266,751	2,116,277	2,068,963

TJLP - Brazilian long-term interest rate.

UMBNDES - BNDES monetary unit based on the average cost of the currency basket of the National Bank for Economic and Social Development (BNDES).The currency basket is based on BNDES's debt obligations in foreign currency.

CDI -Interbank interest rate.

 (a) In case the long-term interest rate (TJLP) exceeds 10% per year, the spread will be 6% per year.

(b) Relates to deferred payments of ICMS under the "Teleproduzir Program", arising from an agreement made with the Goiás State Government. Pursuant to this agreement, the ICMS will be paid in 84 monthly installments, with a grace period of 12 months from the end date of utilization of the benefit, estimated for October 2004.

Loans and financing were obtained to finance the expansion and modernization of cellular telephone network, acquisitions of fixed asset and working capital.

b) Payment schedule

At September 30, 2004, the long-term portion of loans and financing matures as follows:

	09.30.04
	Company	Consolidated

2005	112,137	383,709
2006	345,069	591,014
2007	219,493	580,784
2008	500,000	518,989
2009	-	15,541
2010	-	15,541
2011	-	10,699
Total	1,176,699	2,116,277

c) Restrictive covenants

GT has a loan from the National Bank for Economic and Social Development (BNDES), the balance of which at September 30, 2004 was R$279,543. As of that date, GT was in compliance with the various financial ratios reflected in the contract.

TCO has loans from BNDES and Export Development Canada (EDC), the balances of which at September 30, 2004 was R$150.564 and R$100.511, respectively. As of that date, TCO was in compliance with the various financial ratios reflected in the contracts.

d) Hedges

As of September 30, 2004, the Company and its subsidiaries held hedge contracts in the notional amounts of US$1,331,341 thousand, ¥17,405,025 thousand and €404,721 thousand to cover all liabilities denominated in foreign currencies. As of September 30, 2004, the Company and its subsidiaries recognized accumulated net temporary gains of R$561,692 (gain of R$774,007 at June 30, 2004) on these derivative instruments, represented by a balance of R$911,360 (R$1,094,979 at June 30, 2004) in assets, of which R$468,839(R$577,353 at June 30, 2004) was current assets and R$442,521 (R$517,626 at June 30, 2004) was non-current assets, and current liability balance of R$271,215 (R$314,192 at June 30, 2004) and long-term liability of R$78,453 (R$6,780 at June 30, 2004).

e) Guarantees

Loans and financing of TC in local currency amounting to R$181,516 are guaranteed by accounts receivable.

Loans and financing of GT in local currency amounting to R$279,543 are guaranteed by pledges of accounts receivable, of which up to 140% of the monthly installments may held by the bank, and also by TC's guarantee.

TCO's guarantees are as follows:

Banks	Loans as of September	Guarantees

BNDES TCO Operators	R$15,554	In the event of default, 15% of receivables and bank certificates of deposit ("CDBs") in the amount of the next installment payable are pledged.
BNDES NBT	R$135,842

In the event of default, 100% of receivables and CDBs equivalent to the amount of the next installment payable during the first year of the contract and two installments payable in the remaining years are pledged.

16.     OTHER LIABILITIES

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Pre-paid services	-	-	83,100	49,403
Accrual for customer loyalty program (a)	-	-	11,944	9,857
Other liabilities with related parties	39,494	41,406	24,634	32,772
Other	64	-	5,331	2,609
Total	39,558	41,406	125,009	94,641

Current	22,654	24,573	124,461	94,093
Long term	16,904	16,833	548	548

(a) TC, GT and TCO have customer loyalty programs whereby the customer makes calls and earns points redeemable for handsets. Accumulated points are accrued when granted, considering historical redemption data, points generated and the average cost of a point. The accrual is reduced when points are redeemed by customers.

17.     RESERVE FOR CONTINGENCIES

The Company and its subsidiaries are parties to certain lawsuits involving labor, tax and civil matters. Management has recognized reserves for cases in which the likelihood of an unfavorable outcome is considered probable .

Components of the reserves are as follows:

	Company		Consolidated
	09.30.04	06.30.04	09.30.04	06.30.04

Labor	-	-	17,162	17,004
Tax	57,825	56,192	162,540	156,743
Civil	-	-	37,663	32,589
TELEBRáS - TCO	-	-	109,293	104,334
Total	57,825	56,192	326,658	310,670

Current	57,825	56,192	121,879	114,540
Long term	-	-	204,779	196,130

Changes in the reserves for contingencies for the nine-month period ended September 30, 2004 are as follows:

Consolidated
2004

Beginning balance	279,625
Additions to reserves, net of reversals	26,787
Monetary restatement	24,700
Payments, net of reclassifications	(4,454)
Total	326,658

17.1. Tax

17.1.1. Probable Loss

During the third quarter, no new material tax lawsuit arose for which the likelihood of an adverse outcome is classified as probable. The changes in the reserve for contingencies corresponds to the monetary restatement of the reserves for the period.

17.1.2. Possible Losses

During the third quarter, no new material tax lawsuit arose for which the likelihood of an adverse outcome is classified as possible. There was no material change in claims with respect to the last fiscal period.

17.2. TELEBRáS - TCO

During this quarter, the changes in this reserve correspond to monetary restatement of this liability.

17.3. Labor and Civil

Include several labor and civil claims, for which a reserve has been recognized as shown above, in an amount considered to be sufficient to cover probable losses. During the third quarter, there was an increase in the number of civil and labor lawsuits of the same nature from previous periods in the amount of R$5,232.

In the cases in which the chance of loss is classified as possible, the amount involved is of R$30,449 for civil lawsuits and of R$29,040 for labor lawsuits.

18.     LEASES

TC and TCO have commercial lease agreements. Expenses recorded up to September 2004 were R$17,001 (R$22,931 for the same period in 2003). The outstanding obligation under such agreements, adjusted at the exchange rate prevailing at September 30, 2004, is R$1,200 (R$2,201 at June 30, 2004). This balance will be paid in monthly, bimonthly and quarterly installments through June 2005.

19.     SHAREHOLDERS' EQUITY

a) Capital

As of September 30 and June 30, 2004, capital is represented by shares without par value, as follows:

Thousands of shares

Common shares	409,383,864
Preferred shares	762,400,488

Total

1,171,784,352

b) Dividends

Preferred shares do not have voting rights, except in the circumstances set forth in articles 9 and 10 of the bylaws. They have priority in the redemption of capital, without premium, are entitled to participate in dividends that are distributed, in the amount of at least 25% of net income for the year, calculated in accordance with Article 202 of corporate law, and have priority in the payment of these minimum non-cumulative dividends based on the greater of the following: (a) 6% of the amount obtained by dividing the subscribed capital by the total number of shares of the Company and (b) 3% of the amount obtained by dividing shareholders' equity by the total number of shares of the Company. The preferred shares alsoare entitled to receive dividends equivalent to those paid to holders of common shares after common shareholders have received dividends in the same amount as the minimum priority dividend payment made to the preferred shares .

Since the Shareholders' Meeting of March 27, 2004, the preferred shares have voting rights due to the fact that there was no payment of minimum dividends for the past three consecutive fiscal years (Art. 111, paragraph 1o., of Law No. 6,404/76).

c) Special goodwill reserve

This reserve resulted from the corporate restructuring implemented by the Company and will be capitalized in favor of the controlling shareholder when the tax benefit is effectively realized.

20.     NET OPERATING REVENUE
	Consolidated
	9/30/04	9/30/03

Monthly subscription charges	192,271	180,580
Usage charges	2,860,147	2,235,098
Additional call charges	84,358	46,651
Interconnection charges	2,331,904	1,765,632
Data revenues	141,360	5,925
Other services	163,480	191,422
Total gross revenue from services	5,773,520	4,425,308

Value-added tax on sales and services - ICMS	(864,053)	(620,182)
PIS/ COFINS	(209,116)	(157,488)
Service tax -ISS	(1,802)	(470)
Discounts granted	(129,870)	(118,634)
Net operating revenues from services	4,568,679	3,528,534

Sales of handsets and accessories	1,346,040	992,976

Value-added tax on sales and services - ICMS	(129,022)	(98,704)
PIS/ COFINS	(92,632)	(36,263)
Discounts granted	(62,171)	(176,879)
Return of goods sold	(243,088)	(40,628)
Net operating revenues from sales of handsets and accessories	819,127	640,502
Total net operating revenues (services + sales of handsets and accessories)	5,387,806	4,169,036

21.     COST OF SERVICES PROVIDED AND PRODUCTS SOLD

	Consolidated
	9/30/04	9/30/03

Personnel	42,843	32,978
Materials	5,119	8,771
Outside services	130,624	128,585
Connections	89,225	78,885
Rental, insurance and condominium fees	69,753	66,504
Interconnection	155,902	246,742
Fistel and other taxes	139,745	134,413
Depreciation and amortization	538,217	641,310
Cost of goods sold	1,181,603	760,816
Other	6,869	32
Total	2,359,900	2,099,036

22.     SELLING EXPENSES

	Consolidated
	9/30/04	9/30/03

Personnel	135,361	98,712
Materials	23,195	10,584
Outside services (a)	856,095	489,079
Rental, insurance and condominium fees	26,263	21,879
Taxes and contributions	1,225	477
Depreciation and amortization	109,175	81,469
Allowance for doubtful accounts	117,353	72,150
Other	41,117	85,666
Total	1,309,784	860,016

(a) Outsides services include advertising costs of R$226,225 (R$139,296 at September 30, 2003).

23.     GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	9/30/04	9/30/03	9/30/04	9/30/03

Personnel	3,085	3,772	103,122	76,149
Materials	10	21	4,886	4,097
Outside services	2,524	10,961	272,247	199,848
Rental, insurance and condominium fees	88	77	32,362	27,270
Taxes and contributions	227	379	9,445	3,704
Depreciation and amortization	69	35	96,601	75,047
Other	21	179	3,438	6,756
Total
	6,024	15,424	522,101	392,871

24.     OTHER OPERATING REVENUES (EXPENSES), NET

	Company		Consolidated
	9/30/04	9/30/03	9/30/04	9/30/03

Revenues:
Fines	-	-	55,211	24,468
Recovered expenses	-	1,422	20,580	2,494
Reversal of provisions	-	-	3,812	74,893
Shared infrastructure	-	-	7,755	-
Other	728	3,956	42,752	8,383
Total revenues	728	5,378	130,110	110,238

Expenses:
Contingency reserve	(2,002)	-	(28,580)	(26,483)
Goodwill amortization	(141,833)	(56,380)	(149,324)	(63,350)
FUST	-	-	(21,918)	(17,843)
FUNTTEL	-	-	(10,838)	(8,922)
ICMS on other expenses	-	-	(1,167)	(4,758)
PIS and COFINS on other revenues	(65)	-	(13,863)	(3,168)
Amortization of deferred charges	-	-	(25,554)	(23,747)
Other	(654)	(207)	(17,099)	(10,563)
Total expenses	(144,554)	(56,587)	(268,343)	(158,834)
Total	(143,826)	(51,209)	(138,233)	(48,596)

25.     FINANCIAL INCOME (EXPENSES), NET

	Company		Consolidated
	9/30/04	9/30/03	9/30/04	9/30/03

Income:
Income from financial transactions	63,662	125,222	210,392	208,285
Monetary/exchange variations	448,454	784,737	570,258	1,935,597
PIS and COFINS on financial revenues	(49,427)	(6,768)	(75,018)	(8,812)
Total	462,689	903,191	705,632	2,135,070

Expenses:
Financial transactions	(276,519)	(384,995)	(478,784)	(638,497)
Monetary/exchange variations	(372,841)	(780,562)	(501,747)	(1,923,482)
Derivative operations, net	(322,909)	(177,440)	(476,454)	(416,108)
Total	(972,269)	(1,342,997)	(1,456,985)	(2,978,087)
Total	(509,580)	(439,806)	(751,353)	(843,017)

26.     INCOME TAX AND SOCIAL CONTRIBUTION

The Company and its subsidiaries estimate monthly the amounts for income and social contribution taxes, and record those amounts on an accrual basis. Deferred taxes are provided on temporary differences as shown in Note 7. Income and social contribution taxes charged to income consist of the following:

	Consolidated
	9/30/04	9/30/03

Income tax	132,134	94,471
Social contribution	47,882	34,235
Deferred income tax	83,266	75,087
Deferred social contribution	30,686	24,633
Total	293,968	228,426

A reconciliation of the taxes on income reported and the amounts calculated at the combined statutory rate of 34% is as follows:

	Company		Consolidated
	9/30/04	9/30/03	9/30/04	9/30/03

Income (loss) before taxes	(255,506)	(462,777)	307,846	(79,408)
Tax revenue (expense) at the combined statutory rate	86,872	157,344	(104,668)	26,998

Permanent additions:
Non-deductible expenses	(1)	(14)	(11,675)	(8,011)
Other additions	-	-	-	(143,006)
Permanent exclusions-
Equity in earnings (loss)	42,964	(48,639)	-	-
Unrecognized tax losses and temporary differences	(129,835)	(108,691)	(177,625)	(104,407)
Tax expense	-	-	(293,968)	(228,426)

27.     FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONSOLIDATED)

a) Risk considerations

TCP is the controlling shareholder of TC, GT and TCO and its subsidiaries, which provide mobile telephone services in accordance with the terms of licenses granted by the Federal Government and are also engaged in the purchase and sale of handsets through their own sales networks and distribution channels, thus fostering their core activities.

The major market risks to which TCP, TC, GT and TCO are exposed in the conduct of their businesses include:

• Credit risk - arising from any difficulty in collecting the value of telecommunication services provided to customers and revenues from the sale of handsets to the distribution network.

• Interest rate risk - resulting from debt and premiums on derivative instruments contracted at floating rates and involving the risk of interest expenses increasing as a result of an unfavorable upward trend in interest rates (primarily LIBOR, EURIBOR, TJLP and CDI).

• Currency risk - related to debt and premiums on derivative instruments contracted in foreign currency and associated with potential losses resulting from adverse exchange rate movements.

TC, GT and TCO actively manage the various risks to which they are subject through a broad variety of operating initiatives, procedures and policies to mitigate the risks inherent to their operations .

Credit risk

Credit risk from providing telecommunication services is minimized by strictly monitoring the customer portfolio and actively addressing delinquent receivables by means of clear policies relating to the concession of postpaid services.

Prepaid customers represent 82.16%, 87.51% and 82.28% of the customer bases of TC, GT and TCO, respectively. These customers must prepay for services and therefore do not represent a credit risk.

Credit risk from the sale of handsets is managed by following a conservative credit granting policy which encompasses the use of advanced risk management methods that include applying credit scoring techniques, analyzing the potential customer's balance sheet, and making inquiries of credit protection agencies' databases. In addition, a system for the automatic control of the release of products has been implemented that is integrated with the ERP software-based distribution module .

Interest rate risk

The Company is exposed to interest rate risk, especially associated with the cost of CDI rates, due to its exchange rate derivative transactions and short-term borrowings in Brazilian reais. As of September 30, 2004, these operations amounted to R$5,294,586.

The Company entered into swap operations to convert the floating interest risk related to CDI into fixed interest rates in the total notional amount of R$1,510 million.

The Company is also exposed to fluctuations in the TJLP on financings from BNDES. As of September 30, 2004, these financings amounted to R$535,884. The Company has not entered into derivative operations for protection against this risk.

Foreign currency-denominated loans are also exposed to interest rate (LIBOR) risk associated with foreign loans. As of September 30, 2004, these loans amounted to US$155,161 thousand and €416,050 thousand.

Currency risk

TC, GT and TCO contracted derivative instruments to protect against the currency risk on foreign currency-denominated loans. Such instruments usually include swaps, options and forward contracts.

The Company's net exposure to currency risk as of September 30, 2004 is shown in the table below.

	In thousands
	US$	€	¥

Loans and financing	1,215,239	419,769	17,405,025

Hedge instruments

	(1,331,341)	(404,721)	(17,405,025)

Suppliers - technical assistance

	-	22,902	-
Net exposure	(116,102)	37,950	-

During 2004, the Company and its subsidiaries contracted derivative instruments to hedge other foreign-currency commitments against exchange variations (such as relating to the BNDES basket of currencies, leases, long-term hedging inefficiency, and suppliers).

b) Derivative instruments

The Company and its subsidiaries record derivative gains and losses as a component of net financial expenses.

Historical values and an estimate of the market values as of September 30, 2004 of loans and financing and derivative instruments are as follows:

	Historical value	Market value	Unrealized loss

Other liabilities	81,469	81,469	-
Loans and financing	6,636,447	6,788,001	(151,554)
Derivative instruments	(561,692)	(569,346)	(7,654)
Total	6,156,224	6,300,124	(159,208)

c) Market value of financial instruments

The market values of loans and financing, swaps and forward contracts were determined based on the discounted cash flows, utilizing projected available interest rate information.

Estimated market values of the Company's financial assets and liabilities have been determined at a specific date using available market information and appropriate valuation methodologies. Accordingly, the estimates presented above are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated market values.

28.     POST-RETIREMENT BENEFIT PLANS

TCP and its subsidiaries TC and TCO, together with other companies of the former Telebrás System, sponsor private pension plans and health care plan for retired employees, managed by Fundação Sistel de Seguridade Social - Sistel, as follows:

(a) PBS - A - A multi-employer defined benefit plan provided to retired participants which were in such position at January 31, 2000.

(b) PBS - Telesp Celular and PBS - TCO - Defined benefit retirement plans sponsored individually by the companies.

(c) PAMA - Multi-employer health care plan provided to retired employees and their dependents, at shared costs.

Contributions to the PBS - Telesp Celular and PBS-TCO plans are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. Costs are determined using the capitalization method and the contribution due by the sponsor is equivalent to 13.5% of the payroll for employees covered by the plan, of which 12% is allocated to fund the PBS - Telesp Celular and PBS-TCO plans and 1.5% for the PAMA plan. In the nine-month period ended September 30, 2004, contributions to such plans amounted to R$6 (R$5 at September 30, 2003).

(d) TCP Prev and TCO Prev - Individual defined contribution plans were established by SISTEL in August 2000. The sponsors' contributions to the TCP Prev and TCO Prev are equivalent to those made by the participants, varying from 1% to 8% of the contribution salary, according to the percentage selected by the participant. In the nine-month period ended September 30, 2004, contributions to such plans amounted to R$10,926 (R$3,860 at September 30, 2003).

Until September 2004, TCP and its subsidiaries TC and TCO proportionally recognized the estimated actuarial cost for 2004 in the amount of R$37, charged to administrative expenses.

29.     CORPORATE RESTRUCTURING

On January 14, 2000, a corporate restructuring plan was concluded, in which the goodwill paid on the privatization process of the Company was transferred to TC.

The accounting records maintained for corporate and tax purposes of the companies include specific accounts related to merged goodwill and the related reserve, and the respective amortization, reversal and tax credit , whose balances at September 30 and June 30, 2004 were as follows:

	Balances on	Telesp
	Date of	Celular	Consolidated
	Merger	Spin-off	9/30/04	6/30/04
Balance sheet:
Goodwill - merged	3,192,738	3,166,132	1,649,581	1,729,400
Merged reserve	(2,127,694)	(2,088,849)	(1,088,724)	(1,141,404)
Balance	1,065,044	1,077,283	560,857	587,996

			9/30/04	9/30/03

Statement of income:
Goodwill amortization			(239,455)	(239,455)
Reserve reversal			158,041	160,435
Tax credit			81,414	79,020
Impact on income			-	-

On May 13, 2004, the Board of Directors of TCP and TCO approved a corporate restructuring to transfer to TCO and its subsidiaries the goodwill paid on the acquisition of control of TCO by TCP, whose value at May 31, 2004 was R$1,503,121.

A reserve for the maintenance of the integrity of shareholders' equity, in the amount of R$992,060, was recorded before the goodwill was merged into TCO. Thus, the net merged assets were R$511,061 representing the tax benefit resulting from tax deductibility of the amortization of the goodwill merged into TCO and its subsidiaries.

The net merged assets will be amortized in the estimated period of 5 years, and there is a related special goodwill reserve that will be transferred to capital in favor of TCP when the related tax benefit is realized. All of TCO's shareholders have preemptive rights to subscribe for additional shares in these capital increases, in which case the proceeds from such subscription will be paid to TCP.

At June 30, 2004 the transfer of a portion of the net merged goodwill to TCO's subsidiaries was approved, based on appraisal reports prepared by independent specialists, as follows:

Company	Goodwill	Reserve for maintenance of integrity of shareholder's equity	Net Value

Telemat	248,558	164,048	84,510
Telegoiás	352,025	232,336	119,689
Telems	144,078	95,092	48,986
Teleron	68,775	45,392	23,383
Teleacre	29,353	19,373	9,980
Sum of spin-off	842,789	556,241	286,548
TCO balance	660,332	435,819	224,513
Total	1,503,121	992,060	511,061

Concurrently with the transfer of this portion of the net goodwill, a proposal for the incorporation of the shares of minority shareholders of the subsidiaries of TCO into TCO was approved, which shareholders received TCO shares. The exchange ratios were established by appraisal reports prepared by independent specialists. The transfer to the subsidiaries of TCO resulted in a capital increase of TCO in the amount of R$28,554 .

The detailed accounting records for corporate and tax purposes of the companies include specific accounts related to merged goodwill and the related reserve, and respective amortization, reversals and tax credits. The detailed balances as of September 30, 2004 and June 30, 2004 are as follows:

	Consolidated
	9/30/04	6/30/04
Balance sheet:
Merged goodwill	1,419,047	1,510,337
Merged reserve	(936,660)	(996,823)
Balance	482,387	513,514

	9/30/04	9/30/03

Statement of income:
Goodwill amortization	(148,877)	(48,404)
Reserve reversal	98,259	31,947
Tax credit	50,618	16,457
Impact on income	-	-

As shown above, the amortization of goodwill, net of the reversal of the reserve and of the corresponding tax credit, results in no impact on income and, consequently, on the basis for calculating the minimum mandatory dividend. For a better presentation of the financial position of the companies in the financial statements, the net amount which, in essence, represents the balance of the merged tax credit , was classified in the balance sheet as deferred taxes (Note 7).

30.     TRANSACTIONS WITH RELATED PARTIES

The principal transactions with unconsolidated related parties are as follows:

a) Use of network and long-distance (roaming) cellular communication - These transactions involve companies owned by the same group: Telecomunicações de São Paulo S.A., Telerj Celular S.A., Telest Celular S.A., Telebahia Celular S.A., Telergipe Celular S.A. and Celular CRT S.A. Some of these transactions were established based on contracts between Telebrás and the operating concessionaires before privatization under the terms established by ANATEL. Also includes call center services to Telecomunicações Móveis Nacionais - TMN customers regarding roaming services in the Company's network.

As of September 30, 2004, TC had recorded transactions relating principally to interconnection and long distance services subject to commercial disputes in the approximate amount of R$53 million, net of taxes. Management expects that these differences will be settled in the fourth quarter of 2004.

b) Technical assistance - Represents payables in connection with corporate management advisory services provided by PT SGPS, calculated based on a percentage of net revenues from services restated based on currency fluctuations.

c) Loans and financing - Represents intercompany loans with companies of the Portugal Telecom group, as mentioned in Note 15.

d) Corporate services - Recorded by the subsidiaries at the cost effectively incurred for these services.

e) Call center services - Provided by Dedic to users of telecommunication services of TC and GT, contracted for a period of 12 months and renewable for the same period.

f) System development and maintenance services - Provided by PT Inovação.

A summary of balances and transactions with unconsolidated related parties is as follows:

	Company		Consolidated
	9/30/04	6/30/04	9/30/04	6/30/04

Assets:
Accounts receivable for services	-	-	165,963	177,130
Other assets	13,523	13,606	26,723	66,695

Liabilities:
Suppliers and accounts payable	-	-	183,846	340,362
Other liabilities	1,516,252	1,618,586	2,200,996	2,300,886

	Company		Consolidated
	09.30.04	09.30.03	09.30.04	09.30.03

Statement of operations:
Revenues from telecommunications services	-	-	1,280,562	1,071,902
Cost of services provided	-	-	(169,725)	(136,414)
Selling expenses	(84,874)	-	(102,536)	(58,270)
General and administrative expenses	(87,008)	-	(106,725)	(79,009)
Financial income (expenses), net	22,194	82,865	(102,159)	80,215

31.     INSURANCE

The Company monitors the risks inherent to its activities. Accordingly, as of September 30, 2004, the Company had insurance to cover operating risks, civil liability, health, etc. Company management considers that the amounts are sufficient to cover possible losses. The principal assets, liabilities or interests covered by insurance are as follows:

Type	Insured amounts

Operating risks	857,580
General civil liability	5,822
Vehicle fleet (executive vehicles)	Fipe Chart and R$200 for DC/DM
Vehicle fleet (operations vehicles)	R$200 para DC/DM

32.     AMERICAN DEPOSITARY RECEIPTS (ADRs) PROGRAM

On November 16, 1998, trading of ADRs representing shares of the Company began on the New York Stock Exchange (NYSE), with the following characteristics:

  Type of shares: preferred.

  Each ADR represents 2,500 preferred shares.

  Shares are traded in the form of ADRs under the ticker symbol "TCP" on the New York Stock Exchange.

  Foreign depositary bank: The Bank of New York.

  Custodian bank in Brazil: Banco Itaú S.A.

33.     SUBSEQUENT EVENTS

On October 8, 2004 the Voluntary Public Tender Offer ("OPA") for the acquisition of TCO preferred shares by TCP was completed as follows:

Considering (i) according to Relevant Fact published August 25, 2004, the Company commenced a voluntary public tender offer to holders of TCO preferred shares for the acquisition of up to 84,252,534,000 preferred shares and (ii) the number of shares tendered in the auction for the OPA exceeded the maximum number to be acquired by the Company, each holder that tendered shares in the OPA had, for each share tendered, due to a pro rata allocation, 0.5547 TCO preferred shares acquired by the Company.

The total OPA represented 32.76% of the total preferred shares, corresponding to an increase in the Company's share in TCO's capital from 28.86% to 50.65%.

The Board of Directors approved a proposal from Management to increase the Company's capital, within the authorized capital limit, based on the following justifications:

  The Company desires to reduce its level of net debt and its financial costs, as well as to provide financial flexibility and flexibility for its investment program; and
  The settlement of the OPA increased the Company's total indebtedness by up to R$902.0 million.
The capital increase will be carried out in accordance with the following terms and conditions:
  The value of the capital increase will be of up to R$2,053,895,871.47, of which up to R$2,000,000,000.00 will be paid in cash and a portion equal to R$53,895,871.47, corresponding to the tax benefit from goodwill effectively realized in 2003, will be subscribed for with credits by Portelcom Participações S.A., a shareholder of the Company.

  New common and preferred shares for private subscription will be issued in a proportion to be defined.